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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x]  Merger

     [ ]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: TimesSquare VP S&P 500 Index Fund, a series of CIGNA Variable
                   Products Group

3.   Securities and Exchange Commission File No.: 811-5480

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application          [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o CIGNA Investment Advisors, Inc.
                280 Trumbull Street
                Hartford, CT  06103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                Jeffrey S. Winer, Esq.
                c/o CIGNA Investment Advisors, Inc.
                280 Trumbull Street, H16C
                Hartford, CT  06103
                (860)757.7276

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules

31a-1 and 31a-2 under the Act [17 CFR 270.31 a-I, .31 a-2]:
                 Jeffrey S. Winer, Esq.
                 c/o CIGNA Investment Advisors, Inc.
                 280 Trumbull Street, H16C
                 Hartford, CT 06103
                 (860)757.7276

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [x]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [x]  Open-end   [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     CIGNA Investment Advisors, Inc.
     280 Trumbull Street
     Hartford, CT  06103

     Merrill Lynch Investment Managers, L.P.
     800 Scudders Mill Road
     Plainsboro, NJ  08536

     Mellon Equity Associates, LLP
     500 Grant Street
     Pittsburgh, PA  15258-0001

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not applicable

13.  If the fund is a unit investment trust ("UlT") provide:

     (a)  Depositor's name(s) and addressees):

     (b)  Trustee's name(s) and addressees):

14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [x]  Yes   [ ]  No

     If Yes, for each UIT state:
     Name(s): CG Variable Annuity Account I; CG Variable Annuity Account II;
              CG Corporate Insurance Variable Life Separate Account 02;
              CG Variable Life Insurance Separate Account A

     File Nos.: 811-1664; 811-1819; 811-7563; 811-7317

     Business Address: c/o Connecticut General Life Insurance Company
                       280 Trumbull Street
                       Hartford, CT  06103

     Name(s): CG Variable Life Insurance Separate Account II

     File Nos.: 811-8970

     Business Address:  c/o The Lincoln National Life Insurance Company
                        350 Church Street
                        Hartford, CT 06103-1106

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes   [ ]  No

          If Yes, state the date on which the board vote took place:
          February 24, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes   [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          April 27, 20055

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes   [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          April 29, 2005

     (b)  Were the distributions made on the basis of net assets?

          [x]  Yes   [ ]   No

     (c)  Were the distributions made pro rata based on share ownership?

          [x]  Yes   [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes   [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes   [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: 6

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [x]  Yes   [ ]  No

     If no,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes   [x]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes   [x]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes   [x]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $67,736

          (ii)  Accounting expenses: $13,000

          (iii) Other expenses (list and identify separately):
                - printing: $10,281
                - proxy solicitor: $19,503
                - tail insurance premium: $9,477

          (iv) Total expenses (sum of lines (i)-(iii) above): $119,544

     (b)  How were those expenses allocated?
          All expenses were allocated to CIGNA Investment Advisors, Inc. and The Dreyfus Corporation

     (c)  Who paid those expenses?
          All expenses were paid by CIGNA Investment Advisors, Inc. and The Dreyfus Corporation

     (d)  How did the fund pay for unamortized expenses (if any)?
          Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes   [x]  No

     If Yes, cite the release numbers of the Commission's notice and order or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes   [x]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes   [x]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Dreyfus Stock Index Fund, Inc.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-5719

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
                File Number: 0000899681-05-000187
                Form Type: N-14
                Date Filed: February 18, 2005

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that(i)he has executed this Form N-8F application for an order under section 8(f)of the Investment Company Act of 1940 on behalf of TimesSquare VP S&P 500 Index Fund, a series of CIGNA Variable Products Group,(ii)he is the Vice President and Secretary of CIGNA Variable Products Group, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


_____________________________
Jeffrey S. Winer
Vice President and Secretary
CIGNA Variable Products Group